

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 25, 2017

Via E-mail
Jonathan L. Wilcox
Chief Financial Officer
American Renal Associates Holdings, Inc.
500 Cummings Center
Beverly, Massachusetts 01915

>   **Re: American Renal Associates Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed March 8, 2017**
>   **File No. 001-37751**

Dear Mr. Wilcox:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies
Noncontrolling Interests, page F-12

1.   You state that member interests with redemption features that are not solely within your control, such as your noncontrolling interests that are subject to put provisions, are measured at fair value with changes in fair value accounted for as equity transactions. Please tell us in detail and disclose with greater clarity your accounting policy for subsequent measurement. Refer to ASC 480-10-S99-3A, including paragraphs 13 through 15, as refined by paragraphs 16(c), 16(e) and 17.

Note 10 – Noncontrolling Interests Subject to Put Provisions, page F-20

2.   Please tell us the terms of any redemption features related to your noncontrolling interests that would result in mandatory redemption without need for the holder to exercise their put right, such as upon a holder's death, retirement or other circumstances. Please also tell us how you determined that none of your noncontrolling interests represented mandatorily redeemable financial instruments as that term is defined in ASC 480-10-20 and further described in ASC 480-10-25-4 to 25-7.

Note 15 - Earnings (Loss) Per Share, page F-26

3.   Please provide us your computation of the adjustment for the change in the difference between the estimated fair values of contractual noncontrolling interest put provisions and estimated fair values for accounting purposes of the related noncontrolling interests. Please also revise your disclosures to reconcile this adjustment with the amounts presented in the noncontrolling interests subject to put provisions column on page F-6.

4.   Please tell us how you determined that net income (loss) attributable to American Renal Associates Holdings, Inc. common shareholders need not be presented on the face of your statement of operations. Refer to SAB Topic 6:B, including footnote 2.

Exhibit 23.1

5.   Please file a signed consent in a manner that results in its inclusion or incorporation by reference into the filing to which the consent relates.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Suying Li at (202) 551-3335 or me at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and
Mining